Exhibit 99.1

Report of Independent Auditors

To the Board of Directors of SemGroup Energy Partners G.P., L.L.C.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of SemGroup Energy Partners G.P., L.L.C. and subsidiaries (the “Company”) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
March 6, 2008

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

CONSOLIDATED BALANCE SHEET

December 31, 2007

(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$549
Accounts receivable, net of allowance for doubtful accounts of $0	2,666
Receivables from affiliates	9,665
Other current assets	1,239

Total current assets	14,119

Property, plant and equipment, net of accumulated depreciation of $40,222	102,239
Goodwill	6,340
Other assets, net	2,917

Total assets	$125,615

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$3,045
Payables to affiliates	10,227
Accrued interest payable	449
Other accrued liabilities	340
Current portion of capital lease obligations	1,236

Total current liabilities	15,297

Long-term debt	89,600
Long-term capital lease obligations	1,123
Interest rate swaps liability	2,233
Minority interest	317,004
Commitments and contingencies (Note 13)
Partners’ capital	(299,642)

Total liabilities and Partners’ capital	$125,615

See accompanying notes to consolidated balance sheet.

SEMGROUP ENERGY PARTNERS, G.P., L.L.C.

NOTES TO CONSOLIDATED BALANCE SHEET

1. NATURE OF OPERATIONS

SemGroup Energy Partners G.P., L.L.C. and subsidiaries (the “General Partner”) is a single member Delaware limited liability company, formed on February 22, 2007 to become the general partner of SemGroup Energy Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly-owned subsidiary of SemGroup, L.P. (“Parent”). The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control granted to the General Partner by the partnership agreement of the Partnership the accounts of the Partnership are consolidated into the financial statements of the General Partner.

On July 20, 2007, the Partnership issued 12,500,000 common units, representing limited partnership interests in the Partnership, and 12,570,504 subordinated units, representing additional limited partnership interests in the Partnership, to SemGroup Holdings, L.P. (“SemGroup Holdings”) and 549,908 general partner units representing a 2% general partner interest in the General Partner. SemGroup Holdings subsequently offered 12,500,000 common units pursuant to a public offering at a price of $22 per unit. In addition, the Partnership issued an additional 1,875,000 common units to the public pursuant to the underwriters’ exercise of their over-allotment option. The initial public offering closed on July 23, 2007.

2. BASIS OF PRESENTATION

The accompanying consolidated balance sheet and related notes include the accounts of the General Partner and the Partnership, including the assets and liabilities contributed to the Partnership by Parent in connection with the Partnership’s initial public offering. The consolidated balance sheet has been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“GAAP”). The General Partner consolidates the Partnership in accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner.

The accompanying consolidated balance sheet includes the assets and liabilities of crude oil terminalling and storage and gathering and transportation operations that were contributed to the Partnership prior to the closing of the Partnership’s initial public offering on a carve-out basis and are referred to herein as the “Predecessor”. Both the Partnership and the Predecessor had common ownership and, in accordance with Emerging Issues Task Force Issue No. 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions,” the assets and liabilities transferred were carried forward to the Partnership at their historical amounts. Specifically, the Predecessor’s terminalling and storage and gathering and transportation operations were contributed to the Partnership and include crude oil storage capacity located in Oklahoma, Kansas and Texas, pipelines that gather and transport crude oil in Oklahoma and Texas, and owned or leased crude oil transport trucks that gather and transport crude oil primarily in Oklahoma, Kansas and Texas. All significant intercompany accounts and transactions have been eliminated in the preparation of the accompanying financial statements.

All significant intercompany balances and transactions have been eliminated in consolidation. Transactions between the General Partner, the Partnership and other Parent operations have been identified in the consolidated balance sheet as transactions between affiliates (see Note 11).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Management makes significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although management believes these estimates are reasonable, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS AND BOOK OVERDRAFTS — The Partnership includes as cash and cash equivalents, cash and all investments with maturities at date of purchase of three months or less which are readily convertible into known amounts of cash.

ACCOUNTS RECEIVABLE — The majority of the Partnership’s accounts receivable relate to its gathering and transportation activities. Accounts receivable included in the balance sheets are reflected net of the allowance for doubtful accounts, $0.0 at December 31, 2007.

The Partnership reviews all outstanding accounts receivable balances on a monthly basis and records a reserve for amounts that the Partnership expects will not be fully recovered. Although the Partnership considers its allowance for doubtful trade accounts receivable to be adequate, there is no assurance that actual amounts will not vary significantly from estimated amounts.

PROPERTY, PLANT AND EQUIPMENT — Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income in the statements of operations.

Depreciation is calculated using the straight-line method, based on estimated useful lives of the assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, management makes estimates with respect to useful lives and salvage values that it believes are reasonable. However, subsequent events could cause management to change its estimates, thus impacting the future calculation of depreciation.

The Partnership currently has no legal or contractual asset retirement obligations associated with its property and equipment or its pipeline right of ways. Any such obligations would be recognized in the period incurred if reasonably estimable under the provisions of SFAS No 143, “Accounting for Asset Retirement Obligations.”

IMPAIRMENT OF LONG-LIVED ASSETS — Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS 144 as amended. Under SFAS 144, a long-lived asset is tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. There were no asset impairments in the year ended December 31, 2007.

OTHER ASSETS — Costs incurred in connection with the issuance of long-term debt related to the Partnership’s credit facilities are capitalized and amortized using the straight-line method over the term of the related debt. Use of the straight-line method does not differ materially from the “effective interest” method of amortization.

GOODWILL AND OTHER INTANGIBLE ASSETS — Goodwill represents the excess of the cost of acquisitions over the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized but is tested annually for impairment. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Partnership has two reporting segments comprised of (i) its terminalling and storage operations and (ii) its gathering and transportation operations. All of the Partnership’s goodwill is attributed to its gathering and transportation reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Since adoption of SFAS 142, the Partnership has not recognized any impairment of goodwill.

Acquired customer relationships and non-compete agreements are capitalized and amortized over useful lives ranging from 5 to 10 years using the straight-line method of amortization. An impairment loss is recognized for amortizable intangibles if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

ENVIRONMENTAL MATTERS — Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are charged to expense when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. No material environmental liabilities exist as of December 31, 2007.

REVENUE RECOGNITION — The Partnership’s revenues consist of (i) terminalling and storage revenues and (ii) gathering and transportation revenues. (See Note 11 for description of minimum revenue commitments by Parent under the Throughput Agreement.)

Terminalling and storage revenues consist of (i) storage fees from actual storage used on a month-to-month basis; (ii) storage fees resulting from short-term and long-term contracts for committed space that may or may not be utilized by the customer in a given month; and (iii) terminal throughput charges to pump crude oil to connecting carriers. Terminal throughput charges are recognized as the crude oil exits the terminal and is delivered to the connecting crude oil carrier or third-party terminal. Storage revenues are recognized as the services are provided and the amounts earned. All terminalling and storage revenues are based on actual volumes and rates.

Gathering and transportation revenues consist of fees recognized for the gathering of crude oil for the Partnership’s customers and the transportation of the crude oil to refiners, to common carrier pipelines for ultimate delivery to refiners, or to terminalling and storage facilities owned by the Partnership and others. Revenue for the gathering and transportation of crude oil is recognized when the service is performed and is based upon regulated and non-regulated tariff rates and the related transport volumes.

INCOME AND OTHER TAXES — The Partnership is not subject to federal income taxes. For federal and most state income tax purposes, all income, gains, losses, expenses, deductions and tax credits generated by the Partnership flow through to the unitholders of the Partnership. Beginning in 2007, the state of Texas implemented a partnership-level tax based on a percentage of the financial results in the state of Texas. The Partnership has estimated its liability related to this tax to be $0.1 million at December 31, 2007.

STOCK BASED COMPENSATION — In July 2007 the General Partner adopted the SemGroup Energy Partners G.P. L.L.C. Long Term Incentive Plan (the “Plan”). The compensation committee of the General Partner’s board of directors administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”). Subject to applicable earnings criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Cash distributions paid on DERs are accounted for as partnership distributions. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period. The unit-based awards granted during 2007 have been accounted for under the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

Under SFAS 123(R), the Partnership classifies unit award grants as either equity or liability awards. All award grants made under the Plan from its inception through December 31, 2007 are classified as equity awards. Fair value for award grants classified as equity is determined on the grant date of the award and this value is recognized as compensation expense ratably over the requisite service period of unit award grants, which generally is the vesting period. Fair value for equity awards is calculated as the closing price of the Partnership’s common units representing limited partner interests in the Partnership (“limited partner units”) on the grant date.

DERIVATIVE INSTRUMENTS — The Partnership utilizes derivative instruments to manage its exposure to interest rate risk. The Partnership records all derivative instruments on the balance sheet as either assets or liabilities measured at their fair value under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 requires that changes in derivative instruments’ fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, changes in fair value are deferred to accumulated other comprehensive income and reclassified into earnings when the underlying transaction affects earnings. Changes in the fair value of the Partnership’s interest rate swaps are recognized currently in earnings. See Note 8 for further discussion.

4. OTHER CURRENT ASSETS

Other current assets consist of the following (in thousands):

December 31, 2007
Prepaid insurance	$797
Acquisitions in progress	306
Other prepayments and deposits	136

Total other current assets	$1,239

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net is stated at cost and consisted of the following (in thousands):

	Estimated Useful Lives (Years)	December 31, 2007
Land		$309
Pipelines and facilities	15-25	34,626
Storage and terminal facilities	10-25	71,873
Transportation equipment	5-10	25,133
Office property and equipment and other	3-20	8,505
Construction-in-progress		2,015

Property, plant and equipment, gross		142,461
Accumulated depreciation		(40,222)

Property, plant and equipment, net		$102,239

Property, plant and equipment includes assets under capital leases of $2.4 million, net of accumulated depreciation of $4.2 million at December 31, 2007. All capital leases relate to the transportation equipment asset category.

6. OTHER ASSETS

Other assets, net of accumulated amortization, consist of the following (in thousands):

December 31, 2007
Customer relationships	$1,858
Non-compete agreements	557
Deposits	4
Capitalized loan fees	1,037
Other	—

Other assets, gross	3,456
Accumulated amortization	(539)

Other assets, net	$2,917

The Partnership capitalized debt issuance costs of approximately $1.0 million in 2007, which are being amortized straight-line through July 2012.

7. ACQUISITIONS

On June 30, 2006, Parent completed the acquisition of the assets of Big Tex Crude Oil Company (“Big Tex”), a crude oil gathering, transportation and marketing company located in Abilene and Midland, Texas, and in Hobbs, New Mexico, for total consideration of approximately $15.5 million. Assets from this acquisition assigned to the Partnership totaled $9.8 million, consisting primarily of equipment, vehicles and intangibles related to customer relationships and non-compete agreements, including goodwill of $1.6 million and intangibles of $2.4 million.

8. LONG TERM DEBT

On July 20, 2007, the Partnership entered into a $250.0 million five-year credit facility with a syndicate of financial institutions. The Partnership borrowed approximately $137.5 million prior to the closing of the initial public offering. The Partnership distributed $136.5 million, net of debt issuance costs of $1.0 million, advanced under the credit agreement to SemGroup Holdings. On July 23, 2007, the Partnership repaid approximately $38.7 million under the credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s initial public offering.

The Partnership’s obligations under the credit agreement are secured by substantially all of the assets of the Partnership. The Partnership may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. As of December 31, 2007, indebtedness under the credit facility bore interest at the Partnership’s option, at either (i) the administrative agent’s prime rate or the federal funds rate plus 0.5%, plus an applicable margin that ranges from 0.25% to 1.25%, depending upon the Partnership’s total leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 1.25% to 2.25%, depending upon the Partnership’s total leverage ratio. At December 31, 2007, the average interest rate on the Partnership’s outstanding borrowings was 6.35%.

Under the credit agreement, the Partnership is subject to certain limitations, including limitations on its ability to grant liens, incur additional indebtedness, engage in a merger, consolidation or dissolution, enter into transactions with affiliates, sell or otherwise dispose of its assets, businesses and operations, materially alter the character of its business, and make acquisitions, investments and capital expenditures. The credit agreement prohibits the Partnership from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. The credit agreement requires the Partnership to maintain a leverage ratio (the ratio of its consolidated funded indebtedness to its consolidated adjusted EBITDA, in each case as defined in the credit agreement) of not more than 5.00 to 1.00 and, on a temporary basis, from the date of the consummation of certain acquisitions until the last day of the third consecutive fiscal quarter following such acquisitions, not more than 5.50 to 1.00; provided, that after the issuance of senior unsecured notes, the leverage ratio limitation will be modified by a requirement that the Partnership maintain a senior secured leverage ratio of not more than 4.00 to 1.00 and a total leverage ratio of not more than 5.50 to 1.00, subject to temporary increases of the senior secured leverage ratio to not more than 4.50 to 1.00 and the total leverage ratio of not more than 6.00 to 1.00 following the consummation of certain acquisitions as described above. As of December 31, 2007, the Partnership’s leverage ratio was 1.79 to 1.00. The credit agreement also requires the Partnership to maintain an interest coverage ratio (the ratio of its consolidated EBITDA to its consolidated interest expense, in each case as defined in the credit agreement) of not less than 2.75 to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. As of December 31, 2007, the Partnership’s interest coverage ratio was 6.87 to 1.00. The credit agreement specifies a number of events of default (many of which are subject to applicable cure periods), including, among others, failure to pay any principal when due or any interest or fees within three business days of the due date, failure to perform or otherwise comply with the covenants in the credit agreement, failure of any representation or warranty to be true and correct in any material respect, failure to pay debt, a change of control of the Partnership or SemGroup, L.P., and other customary defaults including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and material judgment defaults. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies.

In connection with the Partnership’s acquisition of the asphalt assets, it amended its credit facility to increase the total borrowing capacity to $600 million, and borrowed $238.0 million to partially finance the acquisition. On March 5, 2008, the Partnership repaid approximately $21.1 million under its credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s February 2008 public offering and the corresponding contribution by the Partnership’s general partner to maintain its 2% general partner interest in the Partnership. After the repayment described in the preceding sentence, the Partnership had $304.2 million in outstanding borrowings under its credit facility (including $54.2 million under its revolving credit facility and $250.0 million under its term loan facility) and, as a result, the Partnership has approximately $295.8 million of remaining borrowing capacity under the credit facility as of March 5, 2008. All amounts outstanding under the credit facility mature in July 2012.

The Partnership is exposed to market risk for changes in interest rates related to its credit facility. Interest rate swap agreements are used to manage a portion of the exposure related to changing interest rates by converting floating-rate debt to fixed-rate debt. In August 2007 the Partnership entered into interest rate swap agreements with an aggregate notional value of $80.0 million that mature on August 20, 2010. Under the terms of the interest rate swap agreements, the Partnership will pay fixed rates of 4.9% and will receive three-month LIBOR with quarterly settlement. The fair market value of the interest rate swaps at December 31, 2007 is a liability of $2.2 million and is recorded in long-term derivative liabilities on the consolidated balance sheet. The interest rate swaps do not receive hedge accounting treatment under SFAS 133. Changes in the fair value of the interest rate swaps are recorded in interest expense.

9. PARTNERS’ CAPITAL AND DISTRIBUTIONS

In accordance with the terms of its partnership agreement, each quarter the Partnership distributes all of its available cash (as defined) to its unitholders. Generally, distributions are allocated first, 98% to the common unitholders and 2% to the General Partner until the Partnership distributes for each common unit an amount equal to the minimum quarterly distribution $0.3125 per unit. Subject to any arrearages in the minimum quarterly distribution to the common unitholders, amounts then are distributed 98% to the subordinated unitholders and 2% to the General Partner up to the minimum quarterly distribution for the quarter. Amounts distributable above the minimum quarterly amount are generally distributed 98% to all unitholders and 2% to the General Partner, subject to the incentive distribution rights of the General Partner. The incentive distribution rights entitle the General Partner to receive increasing percentages, up to a maximum of 50%, of cash the Partnership distributes in excess of $0.3594 per unit each quarter. Distributions are also paid to the holders of restricted units and phantom units as disclosed in Note 12.

On October 25, 2007, the Partnership declared a pro-rated cash distribution of $0.24 per unit on its outstanding units. The distribution was paid on November 14, 2007 to unitholders of record on November 1, 2007. The distribution was pro-rated for the partial quarter following the closing of the Partnership’s initial public offering and therefore corresponded to the period July 23, 2007 through September 30, 2007. The total distribution paid was approximately $6.7 million, with approximately $3.5 million paid to the Partnership’s common unitholders and $0.1 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

On January 24, 2008, the Partnership declared a cash distribution of $0.3375 per unit on its outstanding units. The distribution was paid on February 14, 2008 to unitholders of record on February 1, 2008. The distribution is for the period October 1, 2007 through December 31, 2007. The total distribution paid was approximately $9.5 million, with approximately $4.9 million paid to the Partnership’s common unitholders and $0.2 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

10. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2007, Parent accounted for approximately 62.0% of the Partnership’s revenues. Because the Partnership utilizes a substantial majority of the operating capacity of its existing assets to provide services to Parent pursuant to the Throughput Agreement, the Partnership does not expect to materially increase its revenues from third-party customers in the near term unless it undertakes significant acquisition or construction projects. Therefore, the Partnership expects its dependence on Parent for a substantial majority of its revenues to continue. If Parent is unable to make to the Partnership the payments required by it under the Throughput Agreement for any reason, the Partnership revenues would decline and its ability to make distributions to its unitholders would be reduced.

No other customers accounted for 10% or more of the Partnership’s revenues during the year ended December 31, 2007.

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of trade receivables. The Partnership’s accounts receivable are primarily from producers, purchasers and shippers of crude oil and at times will include Parent. This industry concentration has the potential to impact the Partnership’s overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions. The Partnership reviews credit exposure and financial information of its counterparties and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

11. RELATED PARTY TRANSACTIONS

Prior to the close of its initial public offering in July 2007, the Partnership entered into the Throughput Agreement with Parent. Under this agreement, the Partnership provides the following services to Parent:

•

Gathering and Transportation Services. The Partnership gathers crude oil for Parent for delivery to refiners, to large common carrier pipelines for ultimate delivery to refiners, to the Partnership’s storage facilities (including the Partnership’s Cushing terminal) or to storage locations owned by others. Under the Throughput Agreement, the Partnership charges fees for the following types of pipeline gathering and transportation services:

•	Gathering services. Parent is obligated to pay the Partnership a fee per barrel gathered on the Partnership’s gathering systems.

•	Pipeline transportation services. Parent is obligated to pay the Partnership a fee per barrel transported on the Partnership’s Mid-Continent system.

•	Delivery services. Parent is obligated to pay the Partnership a fee per barrel for deliveries out of the Partnership’s Cushing terminal.

•

Trucking services. The Partnership gathers crude oil for Parent from operators at remote wellhead locations not served by pipeline gathering systems. The Partnership’s trucking fleet delivers such crude oil to the Partnership’s gathering systems located in Oklahoma and Texas, common carrier pipelines or the Partnership’s Cushing terminal. Parent pays the Partnership a fee per barrel depending on the point of origin and destination for these trucking services.

•	The Throughput Agreement does not apply to any gathering or transportation services on the Partnership’s Longview system or to any producer field services.

•

Terminalling and Storage Services. The Partnership provides services relating to the receipt, storage, throughput and delivery of crude oil for Parent into and out of the tanks located throughout the Partnership’s Mid-Continent system, including at the Partnership’s Cushing terminal, and the Partnership’s Longview system. The Partnership’s storage services enable Parent to purchase and store crude oil and sell it at later dates.

•

Minimum Throughput and Storage Requirements. Under the Throughput Agreement, the gathering services and pipeline transportation services the Partnership provides to Parent (other than gathering and pipeline transportation services provided on the Longview system) are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by Parent in a given month. Parent has committed to utilize a minimum of 80% of the Partnership’s historical average volume of trucking services. In addition, Parent has committed to use services constituting 80% of the Partnership’s total storage capacity. Parent is obligated, regardless of the amount of services actually used by Parent in a given month, to pay the Partnership a fee per barrel for the first 80% of the Partnership’s storage capacity. If Parent utilizes any of these services in excess of these minimum throughput, trucking or storage requirements, Parent will pay the Partnership a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, the Partnership is able to contract with other customers for services in excess of these minimum commitments and the Partnership is not obligated to provide any services in excess of the minimum requirements to Parent.

Based on these minimum throughput, trucking and storage requirements, Parent is obligated to pay the Partnership an aggregate minimum monthly fee totaling $45.3 million and $30.8 million annually for the Partnership’s gathering and transportation services and the Partnership’s terminalling and storage services. The pipeline trucking unloading services the Partnership provides to Parent pursuant to the Throughput Agreement are not subject to any minimum usage requirements. As of December 31, 2007, the Partnership has $9.7 million in receivables from Parent and its subsidiaries.

Under the Omnibus Agreement with Parent, the Partnership reimburses Parent for the provision of various general and administrative services for the Partnership’s benefit. The Partnership pays Parent a fixed administrative fee for providing general and administrative services to the Partnership, which is initially fixed at $5.0 million per year through July 2010, subject to annual increases based on increases in the Consumer Price Index and subject to further increases in connection with expansions of the Partnership’s operations through the acquisition or construction of new assets or businesses with the concurrence of the Partnership’s conflicts committee. After July 2010, the General Partner will determine the general and administrative expenses to be allocated to the Partnership in accordance with the partnership agreement. The Partnership also reimburses Parent for direct operating payroll and payroll-related costs and other operating costs associated with services the Parent’s employees provide to the Partnership. As of December 31, 2007, the Partnership has $10.2 million in payables to Parent and its subsidiaries. The Partnership settles its affiliate balance on a monthly basis.

During the year ended December 31, 2007, the Partnership made payments of $1.2 million to a third party entity on whose board of directors a member of the General Partner’s board of directors serves in connection with leased transport trucks and trailers utilized in the Partnership’s gathering and transportation services segment. At December 31, 2007 the Partnership has future commitments to this entity totaling $6.1 million.

As of December 31, 2007, the Partnership has a banking relationship with a third party entity on whose board of directors a member of the General Partner’s board of directors serves.

12. LONG-TERM INCENTIVE PLAN

In July 2007 the Partnership’s general partner adopted the SemGroup Energy Partners G.P. L.L.C. Long-Term Incentive Plan (the “Plan”). The compensation committee of the general partner’s board of directors administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”). Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period which distributions are reflected initially as a reduction of partners’ capital. Distributions paid on units which ultimately do not vest are reclassified as compensation expense.

In July of 2007, 475,000 phantom units and 5,000 restricted units were approved which vest ratably over periods of four and three years, respectively. In October 2007, 5,000 restricted units were approved which vest ratably over three years. These grants are equity awards under SFAS 123(R) and, accordingly, the fair value of the awards as of the grant date is expensed over the vesting period. The weighted average grant date fair-value of the awards is $22.06 per unit. The value of these award grants was approximately $10.5 million, $0.1 million and $0.1 million on their grant dates, respectively, and the unrecognized estimated compensation cost at December 31, 2007 was $9.5 million, which will be recognized over the remaining vesting periods. As of December 31, 2007, all outstanding awards are expected to fully vest.

13. COMMITMENTS AND CONTINGENCIES

The Partnership leases certain real property, equipment and operating facilities under various operating and capital leases. It also incurs costs associated with leased land, rights-of-way, permits and regulatory fees, the contracts for which generally extend beyond one year but can be cancelled at any time should they not be required for operations. Future non-cancellable commitments related to these items at December 31, 2007, are summarized below (in thousands):

	Capital Leases	Operating Leases
For twelve months ending:
December 31, 2008	$1,406	$2,287
December 31, 2009	935	2,222
December 31, 2010	261	1,961
December 31, 2011	1	1,618
December 31, 2012	—	458
Thereafter	—	25

Total future minimum lease payments	2,603	$8,571

Less amount representing interest	(244)

Net future minimum lease payments	2,359
Less current portion	(1,236)

	$1,123

The Partnership is from time to time subject to various legal actions and claims incidental to its business, including those arising out of environmental-related matters. Management believes that these routine legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to its estimate of the likely exposure. The Partnership did not have an accrual for legal settlements as of December 31, 2007.

14. ENVIRONMENTAL REMEDIATION

The Partnership maintains insurance of various types with varying levels of coverage that it considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that the Partnership considers reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances the Partnership’s insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences. Although the Partnership maintains a program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to environmental releases from its assets may substantially affect its business.

At December 31, 2007, the Partnership was not aware of any existing conditions that may cause it to incur significant expenditures in the future for the remediation of existing contamination. As such, the Partnership has not reflected in the accompanying financial statements any liabilities for environmental obligations to be incurred in the future based on existing contamination. Changes in the Partnership’s estimates and assumptions may occur as a result of the passage of time and the occurrence of future events.

15. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. This statement requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, acquisition related costs incurred prior to the acquisition to be expensed and contractual contingencies to be recognized at fair value as of the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Partnership is currently assessing the impact, if any, the adoption of this statement will have on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51. This statement requires an entity to separately disclose non-controlling interests as a separate component of equity in the balance sheet and clearly identify on the face of the income statement net income related to non-controlling interests. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. With the adoption of this statement, the General Partner does not expect any significant impact on its financial position, results of operations or cash flows.

In September 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a tentative conclusion on Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” (“Issue No. 07-4”). This tentative conclusion reached by the EITF affects how a master limited partnership (“MLP”) allocates income between its general partner, which typically holds incentive distribution rights (“IDRs”) along with the general partner interest, and the limited partners. It is not uncommon for MLPs to experience timing differences between the recognition of income and partnership distributions. The amount of incentive distribution is typically calculated based on the amount of distributions paid to the MLP’s partners. The issue is whether current period earnings of an MLP should be allocated to the holders of IDRs as well as the holders of the general and limited partnership interests when applying the two-class method under FASB Statement No. 128—”Earnings per Share.”

The tentative conclusion reached by the EITF in Issue No. 07-4 is that when current period earnings are in excess of cash distributions, the undistributed earnings should be allocated to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders based upon the terms of the partnership agreement. Under this model, contractual limitations on distributions to incentive distribution rights holders would be considered when determining the amount of earnings to allocate to them. That is, undistributed earnings would not be considered available cash for purposes of allocating earnings to incentive distribution rights holders. Conversely, when cash distributions are in excess of earnings, net income (or loss) should be reduced (increased) by the distributions made to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders. The resulting net loss would then be allocated to the holders of the general partner interest and the holders of the limited partner interest based on their respective sharing of the losses based upon the terms of the partnership agreement.

Issue No. 07-4 is expected to be effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The accounting treatment shall be effective for all financial statements presented. The Partnership is currently considering the impact of the adoption of Issue 07-4 on its financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. With the adoption of this statement, the General Partner does not expect any significant impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Partnership is currently assessing the impact, if any, SFAS 157 will have on its financial position, results of operations or cash flows.

16. SUBSEQUENT EVENTS

On January 24, 2008, the Partnership declared a cash distribution of $0.3375 per unit on its outstanding units. The distribution is payable on February 14, 2008 to unitholders of record on February 1, 2008. The distribution is for the period October 1, 2007 through December 31, 2007. The total distribution to be paid is approximately $9.5 million, with approximately $4.9 million to be paid to the Partnership’s common unitholders and $0.2 million to be paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

On February 20, 2008, the Partnership purchased 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities (the “Acquired Assets”) from SemMaterials, L.P. for $378.8 million. In conjunction with the purchase of the Acquired Assets, the Partnership amended its existing credit facility, increasing its borrowing capacity to $600 million. Concurrently, the Partnership issued 6,000,000 common units, receiving proceeds, net of underwriting discounts, of $137.7 million. The Partnership’s general partner also made a capital contribution of $2.9 million to maintain its 2.0% interest in the Partnership.

In conjunction with the purchase of the Acquired Assets, the Partnership entered into the Terminalling Agreement with Parent. Under this agreement, the Partnership provides the following services to Parent:

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Terminalling and Storage Services. The Partnership provides services relating to the terminalling and storage of liquid asphalt cement for Parent in the Partnership’s liquid asphalt cement storage facilities. The Partnership also provides services to deliver liquid asphalt cement to the finished asphalt product processing and marketing assets owned by Parent. The Partnership’s storage services enable Parent to purchase and store liquid asphalt cement and sell it at later dates.

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Minimum Throughput and Storage Requirements. The terminalling services are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by Parent in a given month. If Parent uses these services in excess of the minimum throughput requirements, Parent pays the Partnership a premium for such services. In addition, Parent is committed to use five million barrels of the Partnership’s total storage capacity per month. Parent is obligated, regardless of the amount of storage services actually used by Parent in a given month, to pay the Partnership a fee per barrel for five million barrels of its storage capacity. If Parent utilizes any of these storage services in excess of these minimum storage requirements, Parent pays the Partnership a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, the Partnership is permitted to contract with other customers for services in excess of these minimum commitments and the Partnership is not obligated to provide any services in excess of the minimum requirements to Parent.

Based on these minimum throughput and storage requirements, Parent is obligated to pay the Partnership minimum monthly fees totaling $58.9 million annually for its liquid asphalt cement terminalling and storage services.

The Partnership does not take title to, or marketing responsibility for, the liquid asphalt cement that it terminals and stores. The Terminalling Agreement contains a Consumer Price Index adjustment that may offset a portion of any increased costs that the Partnership incurs. If new laws or regulations that affect these services generally are enacted that require the Partnership to make substantial and unanticipated capital expenditures, the Partnership has the right to negotiate an upfront payment or monthly surcharge to be paid by Parent for the use of the Partnership’s services to cover Parent’s pro rata portion of the cost of complying with these laws or regulations, after the Partnership has made efforts to mitigate their effect. The Partnership and Parent are obligated to negotiate in good faith to agree on the level of the monthly surcharge. The surcharge will not apply in respect of routine capital expenditures.

Parent’s obligations may be temporarily suspended during the occurrence of a force majeure event that renders performance of services impossible with respect to an asset for at least 30 consecutive days. If a force majeure event results in a diminution in the services the Partnership is able to provide to Parent pursuant to the Terminalling Agreement, Parent’s minimum service usage commitment would be reduced proportionately for the duration of the force majeure event. If such a force majeure event continues for twelve consecutive months or more, the Partnership and Parent will each have the right to terminate the rights and obligations with respect to the affected services under the Terminalling Agreement.

The Terminalling Agreement has an initial term that expires on December 31, 2014 with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice. The Terminalling Agreement may be assigned by Parent only with the Partnership’s consent.

The Terminalling Agreement does not apply to any services the Partnership may provide to customers other than Parent.

Concurrently with the closing of the acquisition of the Acquired Assets, the Partnership amended and restated the Omnibus Agreement that it entered into with Parent, the Partnership’s general partner and others, increasing the fixed administrative fee the Partnership pays Parent for providing general and administrative services to the Partnership from $5.0 million per year to $7.0 million per year through February 2011, subject to annual increases based on increases in the Consumer Price Index and subject to further increases in connection with expansions of the Partnership’s operations through the acquisition or construction of new assets or businesses with the concurrence of the Partnership’s conflicts committee.

In connection with the Partnership’s acquisition of the Acquired Assets, it amended its credit facility to increase the total amount it may borrow to $600.0 million, and borrowed $238.0 million to partially finance the acquisition. The amended credit facility includes a revolving credit facility and a term loan facility and will mature on July 20, 2012. On March 5, 2008, the Partnership repaid approximately $21.1 million under its credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s February 2008 public offering and the corresponding contribution by the Partnership’s general partner to maintain its 2% general partner interest in the Partnership. After the repayment described in the preceding sentence, the Partnership had $54.2 million outstanding under its $350.0 million revolving credit facility and $250.0 million outstanding under its term loan facility as of March 5, 2008.